Exhibit 99.1

July 9, 2024

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Commissioners:

We have read Burford Capital Limited’s Form 6-K dated July 9, 2024 and are in agreement with the statements contained in paragraphs five, six and seven therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP

Guernsey, Channel Islands